Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ANNOUNCES CONSOLIDATION ACQUISITION,
TORQUAY EXPLORATION SUCCESS, UPWARDLY REVISED 2014 GUIDANCE, AND A CDN$750 MILLION BOUGHT DEAL FINANCING

September 2, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has entered into an agreement (the “Lightstream Agreement”) with Lightstream Resources Ltd. (“Lightstream”) to acquire conventional oil assets in southeast Saskatchewan and Manitoba (the “Lightstream Assets”). The Lightstream Assets include significant free cash flowing, conventional oil production of approximately 3,300 boe/d and 76 net sections of land that are contiguous with Crescent Point’s existing land base in the area. Consideration for the producing Lightstream Assets is approximately $328 million. In addition, under the terms of the Lightstream Agreement, Crescent Point will also acquire 44 net sections of undeveloped freehold interests from Lightstream valued at approximately $50 million. Combined consideration is approximately $378 million, including cash consideration of $375 million and certain oil and gas assets valued at approximately $3 million. The purchase of the Lightstream Assets is expected to close on or before September 30, 2014.

Crescent Point is also pleased to announce successful step-out drilling results in its Torquay resource play in southeast Saskatchewan. To date, Crescent Point has drilled 15 vertical delineation wells across the play, and in 2014 has drilled an additional 8 horizontal step-out wells that have expanded the play’s boundaries in several directions. These step-out wells have added approximately 62 net sections to the core of the play and 140 net drilling locations to the Company’s Torquay inventory, which now totals more than 590 locations, not including the Bakken zone in the area.

With a combination of its recent Torquay results, waterflood performance and acquisitions completed year to date, Crescent Point is upwardly revising its 2014 capital expenditure plans and production guidance. Capital expenditures across the Company’s asset base in 2014 are expected to increase by $200 million to $2.0 billion, allowing the Company to invest additional capital in its high-netback resource plays. The Company expects to spend approximately $115 million of the increase on drilling and completions and approximately $85 million on investments in facilities, land and seismic. The incremental capital is expected to be directed primarily to the Company’s exciting Uinta Basin resource play in Utah and its expanding Torquay resource play in Saskatchewan, where additional infrastructure is designed to accommodate the success of the play. Of the incremental facilities capital, approximately $30 million is expected to be directed to the Torquay resource play in the Flat Lake area in order to accelerate construction of a gas plant and related gathering facilities, as well as to construct a pipeline to connect the gas plant to a new deep-cut facility being constructed by a third party in the Viewfield area of southeast Saskatchewan.

With the increased capital expenditure budget and assuming the successful acquisition of the Lightstream Assets, Crescent Point’s 2014 exit production rate is expected to increase to 155,000 from 149,000 boe/d and its average daily production in 2014 is expected to increase to 140,000 from 138,000 boe/d. Funds flow from operations is expected to increase by 3 percent to $2.6 billion ($6.13 per share – diluted), up from $2.5 billion ($6.04 per share – diluted).

“We have approximately $2 billion of drilling inventory in the Torquay play alone,” said Scott Saxberg, president and CEO of Crescent Point. “Accelerating capital allows us to increase the momentum we’ve generated so far in the Torquay play and in the Uinta Basin.”

“Between the increased capital and the acquisitions we’ve completed, we expect to grow our production per share by greater than seven percent this year, for a total expected return of more than 13 percent per share for 2014 when you include our 6 percent yield,” said Saxberg. “In addition, we expect to drive a 16 percent increase in cash flow this year, on a per share basis.”

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

Including the Lightstream Agreement and other consolidation acquisitions completed year to date in Crescent Point’s core areas, approximately $1.2 billion has been financed through cash and assumed debt. The net proceeds of the Company’s $750 million bought deal financing will be used to fund a portion of the assumed debt as a result of the aforementioned acquisitions and to fund the expanded 2014 capital budget. In addition, the financing is expected to position the Company well for potential future increases in capital and to pursue strategic acquisitions.

“The Lightstream transaction and our equity deal will allow us to accelerate our capital program in 2014 and 2015, which will continue our trend of improving our long-term sustainability,” said Saxberg. “This fits in well with our goal of doubling our cash flow per share within five years.”

LIGHTSTREAM ASSETS

Under the terms of the Lightstream Agreement, Crescent Point has agreed to acquire conventional oil assets in southeast Saskatchewan and Manitoba from Lightstream for consideration of approximately $328 million. In addition, Crescent Point will also acquire 44 net sections of undeveloped freehold interests from Lightstream valued at approximately $50 million. The total purchase price is $378 million, which is comprised of $375 million of cash and certain oil and gas assets valued at approximately $3 million.

The acquisition is consistent with Crescent Point’s strategy of consolidating large oil-in-place assets. With long-life and low-decline assets, the Lightstream Assets are expected to provide steady production and significant free cash flow. In addition, these assets provide long-term production, reserves and cash flow growth, with significant exploratory potential.

Key attributes of the Lightstream Assets to be acquired:
•	Production of approximately 3,300 boe/d, which is 95 percent light oil weighted;
•	Approximately 76 net sections of land, of which approximately 42 net sections are undeveloped land;
•	More than 72 net internally identified drilling locations;
•	An additional 44 net sections of undeveloped fee title land, much of which is located in an exciting new fairway that the Company believes holds significant exploratory potential;
•	Netback of approximately $62.00/boe based on US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate;
•	Expected free cash flow of approximately $51 million over the next 12 months; and
•	Tax pools of $375 million.

Reserves Summary

Independent engineers have assigned reserves utilizing NI 51-101 reserve definitions, effective June 30, 2014, as follows:
•	Approximately 13.2 million boe of proved plus probable and 8.6 million boe of proved reserves; and
•	Reserve life index of 11.0 years proved plus probable and 7.1 years proved.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

ACQUISITION METRICS

Based on the above expectations for the purchase of conventional oil assets for $328 million, the estimated acquisition metrics are as follows:
1.	2014 Cash Flow Multiple:
-	4.4 times 2014 annualized cash flow
2.	Production:
-	$99,394 per producing boe based on 3,300 boe/d
-	Netback of approximately $62.00/boe
3.	Reserves:
-	$24.85 per proved plus probable boe (recycle ratio of 2.5 times)
-	$38.14 per proved boe (recycle ratio of 1.6 times)

The above metrics are based on a price forecast of US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate.

The Lightstream Assets are expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt adjusted basis.

STRATEGIC RATIONALE

The Lightstream Agreement consolidates Crescent Point’s existing land position in the Company’s core operating area of southeast Saskatchewan and Manitoba. The Lightstream Assets include high-netback, conventional light oil assets with low decline rates that are expected to provide steady production and free cash flow. The majority of the undeveloped land is located in an emerging fairway, which the Company believes has significant exploratory potential. With forecast cash flow from the acquired assets of $75 million and estimated annual maintenance capital of $24 million, Crescent Point expects the assets to generate free cash flow of approximately $51 million over the next 12 months. As such, the acquisition of the Lightstream Assets is expected to help reduce the Company’s total payout ratio.

FINANCIAL AND STRATEGIC ADVISORS

Scotiabank acted as financial advisor and CIBC acted as strategic advisor to Crescent Point with respect to the Lightstream Agreement.
TD Securities Inc. acted as financial advisor to Lightstream with respect to the Lightstream Agreement.

TORQUAY EXPLORATION SUCCESS

Crescent Point continues to delineate and expand its Torquay resource play in several directions with successful step-out drilling results in southeast Saskatchewan. To date, Crescent Point has drilled 15 vertical delineation wells across the play, and in 2014 has drilled an additional 8 horizontal step-out wells, all with encouraging results. Based on these results and refined geological mapping, Crescent Point has added approximately 62 net sections to the core of the play and 140 net drilling locations to the Company’s Torquay inventory. Most recently, a step-out well on lands previously acquired in the Flat Lake area has extended the play approximately one township (36 miles) to the west. The well produced at an average of more than 250 bbl/d oil over the first month, and is trending above the Company’s current internally generated 175,000 bbl expected ultimate recovery type well. At a $3.2 million all-in well cost for a one-mile long horizontal well, the Company’s 175,000 bbl type well generates an approximate 130 percent rate of return and pays out in 11 months, based on US$97.50/bbl WTI.

Since the beginning of 2014, Crescent Point has been actively consolidating land in the Torquay fairway at Flat Lake through land sales and acquisitions, and now has exposure to more than 960 net sections of land in the play. To continue the momentum in the development of the Torquay play, the Company has increased its capital budget for the area to approximately $314 million, an increase of $114 million over the original 2014 budget. In total in 2014, Crescent Point now plans to drill up to 57 net wells, 12 net of which are step-out horizontal wells, and to invest a total of $60 million on infrastructure in the area. Of the $60 million, approximately $30 million is expected to accelerate construction of a gas plant and related gathering facilities, as well as to construct a pipeline to connect the gas plant to a new deep-cut facility being constructed by a third party in the Viewfield area of southeast Saskatchewan. Access to the deep-cut facility is expected to lead to higher revenues for Crescent Point’s Bakken and Torquay production, as well as incremental reserves assignments in these areas.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

“We’re very excited about our successful step-out wells that have expanded the play in several directions,” said Saxberg. “We plan to spend a portion of the new capital wedge on drilling and facilities in the Torquay play to advance our considerable land base and prove up additional lands.”

UINTA BASIN UPDATE
Current production in the Uinta basin is 13,800 boe/d, which is an increase of 6,000 boe/d, or more than 75 percent, from the time of the Ute Acquisition in November 2012. This significant production increase is due to a successful operated program consisting of recompletions and vertical drilling, as well the participation in non-operated horizontal drilling. Crescent Point has participated in 39 gross (7.0 net) non-operated horizontal wells and is very encouraged by results to date. These wells have been drilled in both the Uteland Butte and Wasatch Formations. The Company is excited to apply its substantial horizontal drilling and multi-stage fracture completions expertise in the Uinta Basin and has identified numerous zones that have horizontal drilling potential, with plans to test many of these zones over the next few months. Operated horizontal drilling is underway as of September 2014.

With strong results year-to-date in the Uinta Basin play, the Company is accelerating capital expenditure plans for the area. Current plans include the drilling of 84 net wells, including 2.8 net operated horizontal wells. This total is up from 53 net wells on the original 2014 budget. Total expenditures for the area are now budgeted at $267 million, up from original 2014 budget plans of $172 million.

OUTLOOK AND UPWARDLY REVISED 2014 GUIDANCE
Crescent Point continues to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

The increased capital program allows the Company to invest additional capital in its high-netback resource plays. The Company expects to spend approximately $115 million of the $200 million increase on drilling and completions and approximately $85 million on investments in facilities, land and seismic. The incremental capital is expected to be directed primarily to the Company’s expanding Torquay resource play in Saskatchewan and its exciting Uinta Basin resource play in Utah.

“We are currently drilling our first operated horizontal wells in the Uinta Basin and are excited about this next stage of the play’s development. We will continue to apply the technologies and techniques we’ve successfully implemented in our other core areas to enhance our production growth in the play,” said Saxberg. “Drilling more wells and expanding facilities across our asset base will accommodate our long-term growth plans, not to mention set the stage for an accelerated capital program in 2015.”

With the increased capital expenditure budget and assuming the successful acquisition of the Lightstream Assets, Crescent Point’s 2014 exit production rate is expected to increase to 155,000 from 149,000 boe/d and its average daily production in 2014 is expected to increase to 140,000 from 138,000 boe/d. This is expected to drive a three percent increase in funds flow from operations to $2.6 billion ($6.13 per share – diluted), up from $2.5 billion ($6.04 per share – diluted).

In addition, Crescent Point is in the process of reviewing the sale of non-core assets in Alberta to further focus its asset base. The proceeds from such a sale would also allow the Company to accelerate development in its core Bakken, Shaunavon and Uinta Basin resource plays and to maintain its strong balance sheet.

Crescent Point’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.1 times. The Company continues to execute its aggressive hedging program, using both WTI and WTI-differential oil hedges to provide a steady cash flow and reduce volatile North American oil price differentials. The Company’s hedging program has provided financial strength and stability since Crescent Point’s inception in 2001.

Crescent Point believes it is well-positioned to continue generating strong operating and financial results through 2014 and beyond.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

2014 GUIDANCE

The Company’s upwardly revised guidance for 2014 is as follows and assumes the successful completion of the acquisition of the Lightstream Assets and successful closing of the bought deal financing:
Production	Prior	Revised
Oil and NGL (bbls/d)	126,167	128,125
Natural gas (mcf/d)	71,000	71,250
Total (boe/d)	138,000	140,000
Exit (boe/d)	149,000	155,000
Funds flow from operations ($000)	2,500,000	2,580,000
Funds flow per share – diluted ($)	6.04	6.13
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,460,000	1,575,000
Facilities, land and seismic ($000)	340,000	425,000
Total ($000)	1,800,000	2,000,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90
(1) The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

BOUGHT DEAL FINANCING
Including the Lightstream Agreement and other consolidation acquisitions completed year to date in Crescent Point’s core areas, approximately $1.2 billion has been financed through cash and assumed debt. These acquisitions have been in line with Crescent Point’s strategy of acquiring properties to help drive a reduction in both the overall corporate decline rate and the total payout ratio, and an increase in profitability of its core areas by achieving economies of scale. In the Torquay play at Flat Lake, the Company has added approximately $2 billion of drilling inventory over the past year and a half. The increased capital budget should allow Crescent Point to accelerate the growth of this exciting play.

“We’ve been very active this year on the acquisitions front but we remain disciplined. We continue to balance our debt levels with our growth prospects,” said Saxberg. “The opportunities we have pursued allow us to capitalize on our success in the Uinta Basin and our expanding Torquay discovery, and position us well for long-term growth in production and cash flow.”

Consistent with its strategy of maintaining a disciplined balance sheet, Crescent Point has entered into an agreement, on a bought deal basis, with a syndicate of underwriters for an offering (the “Offering”) of 17,290,000 Crescent Point common shares at $43.40 per share to raise gross proceeds of approximately CDN$750 million. Crescent Point has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 2,593,500 Crescent Point common shares. The option is exercisable, in whole or in part, by the underwriters at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering will be approximately CDN$863 million, should this option be exercised in full. Closing is expected to occur on or about September 23, 2014, and is subject to customary regulatory approvals.

The Offering will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus. The Offering will be offered for sale to Qualified Institutional Buyers in the United States, pursuant to an exemption from the registration requirement provided by Regulation D of the Securities Act of 1933, and internationally, as permitted.

The net proceeds of the debt assumed in association with the Offering will be used to fund the purchase of the Lightstream Assets, the expanded 2014 capital budget and to retire a portion of the aforementioned acquisitions. Closing of the bought deal financing is not, however, subject to the successful completion of the Lightstream Agreement.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

This press release is not an offer of the common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration or an exemption from registration. Crescent Point has not registered and will not register the common shares under the US Securities Act of 1933, as amended. The Company does not intend to engage in a public offering of shares in the United States.

RESERVES DATA

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Lightstream’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of applicable Canadian securities laws and section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties and the Lightstream Assets; anticipated oil and natural gas production levels and expected 2014 production growth; anticipated funds flow from operations and growth thereof, funds flow per share and cash dividends per share in 2014; expected production per share growth and the impact of the Lightstream Agreement thereon; expected yield for 2014; expected cash flow and maintenance capital associated with the Lightstream Assets; capital expenditure programs, including drilling and completion expenditures and facilities, land and seismic expenditures and the impact of the Lightstream Agreement thereon; the expectation that the Lightstream Assets will provide steady production and free cash flow, as well as help reduce the Company’s decline rate in the area and improve its sustainability; the ongoing development of planned and existing waterflood programs; the Company’s plans to delineate the Torquay discovery and anticipated expenditures thereon; planned non-core asset dispositions; the quantity of drilling locations in inventory and within the Lightstream Assets; projections of commodity prices and costs; supply and demand for oil and natural gas; hedging plans; forecasted corporate oil price differential; the anticipated closing dates for the Lightstream Agreement and the bought deal financing; and the expected use of proceeds from the financing.

Statements relating to "reserves" are also deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended June 30, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; delays in the receipt of applicable stock exchange, approval for the completion of the financing; delays in the satisfaction of all conditions required to complete the acquisition of the Lightstream Assets; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions, including the acquisition of the Lightstream Assets; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Crescent Point's prospective results of operations, cash flows, and components thereof, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained herein is made as of the date of this press release and is provided for the purpose of describing the anticipated effects of the financing, the acquisitions and the Company's expanded budget on Crescent Point's business operations. Crescent Point disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

In this press release, the Company uses the terms "funds flow from operations", “funds flow from operations per share – diluted” and "netback". These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, they may not be comparable with the calculation of similar measures presented by other issuers. Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

Any references in this press release to initial, early and/or test or production/performance rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue production and decline thereafter. The initial production rate may be estimated based on other third party estimates or limited data available at this time. In all cases in this news release initial production or test are not necessarily indicative of long-term performance of the relevant well or fields or of ultimate recovery of hydrocarbons.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone:    (403) 693-0020     Toll-free (U.S. & Canada): 888-693-0020
Fax:                 (403) 693-0070     Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6